SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  25 August 2014

Supplemental information to the documents relating to the consolidated financial statements for the year ended December 31, 2013

Pursuant to a request of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) pursuant to Article 245, number 5, of the Portuguese Securities Code (Código dos Valores Mobiliários), Portugal Telecom is providing to the market supplemental information with respect to its Report and Consolidated Financial Statements for the fiscal year ended December 31, 2013, as approved by its Board of Directors on February 18, 2014 (the “Report and Consolidated Financial Statements”), which information, in light of subsequent events, has become more relevant.

With respect to Note 24 — Short-term investments of the Notes to the Consolidated Financial Statements as of December 31, 2013, and particularly the caption “Debt securities,” Portugal Telecom provides the following clarifications, which should be viewed as supplemental information in addition to the information required to be disclosed under IFRS 7 and IAS 24:

•                  As of December 31, 2013, the caption “Debt securities,” in the total amount of Euro 750 million, includes debt securities issued by Espírito Santo International (“ESI,” a non-financial holding company, governed by the laws of Luxembourg, that is part of the Espírito Santo Group) in the following amounts: (a) Euro 500 million subscribed by PT Finance on November 8, 2013, which were settled on their maturity date of February 10, 2014 for their principal amount plus accrued interest; (b) Euro 200 million subscribed by Portugal Telecom on October 29, 2013, which were settled on their maturity date of January 29, 2014 for their principal amount plus accrued interest; and (c) Euro 50 million subscribed by PT Finance on November 20, 2013, which were settled for their principal amount plus accrued interest on their maturity date of February 20, 2014, which date was after the approval of the Report and Consolidated Financial Statements by the Board of Directors (on February 18, 2014) and the issuance of the Legal Certification of the Consolidated Financial Statements and the Auditors’ Report (on February 19, 2014).

•                  As of December 31, 2012, this caption includes debt securities issued by ESI in the following amounts: (a) Euro 250 million subscribed by PT Finance on August 2, 2012, which were settled on their maturity date of February 1, 2013 for their principal amount plus accrued interest; (b) Euro 200 million subscribed by PT Finance on October 15, 2012, which were settled on their maturity date of January 14, 2013 for their principal amount plus accrued interest; and (c) Euro 60 million subscribed by PT Finance on October 17, 2012, which were settled on their maturity date of January 17, 2013 for their principal amount plus accrued interest.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

With respect to Note 45.1.3 — Financial instruments — Credit risk of the Notes to the Consolidated Financial Statements as of December 31, 2013, and particularly the caption “Debt securities,” Portugal Telecom provides the following clarifications, which should be viewed as supplemental information in addition to the information required to be disclosed under IFRS 7:

•                  As of December 31, 2013 and 2012, investments in short-term securities issued by ESI, a Espírito Santo Group entity, in the total amounts of Euro 750 million and Euro 510 million, respectively, represented the following percentages of the captions set forth below:

	December 31, 2013		December 31, 2012
(in Euro million)	Caption amount	Percentage (%)	Caption amount	Percentage (%)
Short-term investments	914	82%	626	81%
Short-term investments and cash and cash equivalents	2,573	29%	2,615	20%
Total current assets	3,973	19%	4,102	12%
Total assets	12,020	6%	12,829	4%
Total shareholders’ equity	1,867	40%	2,537	20%
Net income	388	193%	310	164%

•                  With respect to the information on our policy on investments in cash and short-term investments, as presented in general terms in the Report and Consolidated Financial Statements in the same note of the Notes to the Consolidated Financial Statements as of December 31, 2013, in Item 10 — Main Risks and Uncertainties — Financial Risks — Credit of our Consolidated Annual Report 2013 and in Item 03.III — Internal Organization — Internal Control and Risk Management — Main economic, financial and legal risks — Financial Risks — Credit of our Corporate Governance Report 2013, and in particular the criterion for investments in diversified financial institutions that are reputable in the market, it should be mentioned that, given the concentration in deposits and treasury applications in BES/GES, as of December 31, 2013, the Company was not implementing an effective diversification.

With respect to Note 48.b) — Related Parties — Shareholders of the Notes to the Consolidated Financial Statements as of December 31, 2013, Portugal Telecom provides the following clarifications, which constitute supplemental information and more extensive information than that required under IAS 24:

•                  For purposes of this note, PT took into consideration its principal shareholders holding a qualified interest in its share capital equal to or in excess of 2%, based on the ownership information communicated by such shareholders to the company, even though those shareholders should not be deemed to be related parties as defined by IAS 24 as they do not meet the requirements set forth in such accounting standard.

•                  Taking into account the matters described above, in the table setting forth information about related party transactions, references to the shareholder Banco Espírito Santo (“BES”) should be considered references to Grupo Espírito Santo (“GES”), which includes BES and all entities that, according to information provided by BES, could be considered related parties of BES, including ESI (See Annex I).

•                  In footnote (i) to the table, Portugal Telecom informs that interest payments received by PT include amounts relating to interest received on bank deposits and on the short-term investments in ESI referred to in Note 24 to the Notes to the Consolidated Financial Statements as of December 31, 2013.

•                  As of December 31, 2013 and 2012, the balances relating to bank deposits, short-term investments and other financing transactions with our principal shareholders were as follows:

Euro

	31-Dec-13			31-Dec-12
		Short-term			Short-term
Company	Bank deposits	investments	Financings (i)	Bank deposits	investments	Financings (i)
GES	1,402,888,437	750,000,000	14,517,265	1,484,978,570	510,000,000	28,653,131
Caixa Geral de Depósitos	—	—	—	148,824,834	—	—
Barclays	—	—	—	72,581	—	166,960,080
	1,402,888,437	750,000,000	14,517,265	1,633,875,985	510,000,000	195,613,211

(i)It should be further noted that Banco Espírito Santo and Caixa Geral de Depósitos both acted as placement agents for commercial paper issued by Portugal Telecom, and in that regard, Portugal Telecom had outstanding amounts of Euro 200 million as of December 31, 2013, placed by BES, and Euro 50,750,000 as of December 31, 2012, placed by Caixa Geral de Depósitos. Portugal Telecom is not informed as to the investors who subscribe for these investments.

•                  The transactions that occurred during the fiscal year ended December 31, 2012 and the balances at such date, but excluding outstanding balances relating to bank deposits, short-term investments and other financing transactions with our principal shareholders, are as follows (value-added tax included):

Euro

Company	Revenues and gains (i)	Costs and losses (i)	Accounts receivable	Accounts payable

GES	100,864,559	28,467,536	2,598,492	36,105
Caixa Geral de Depósitos	33,527,672	13,240,097	3,971,406	637,112
Visabeira	11,734,060	103,160,858	20,994,829	13,076,065
Controlinveste	2,670,350	52,691,602	512,548	10,355,585
Ongoing	857,306	3,895,190	3,164,133	1,078,681
Barclays	951,915	10,585,777	30,023	—
BlackRock	1,113	814,730	—	—
UBS	39	84,237	250	—
	150,607,014	212,940,027	31,271,681	25,183,548

(i)Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits and short-term investments, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

Annex I — List of entities with which transactions or balances have been identified

Banco Espírito Santo Angola, SARL

Besaactif (Angola)

Banco Espírito Santo, SA

Banco Espírito Santo de Investimento, S.A.

ESAF - Espirito Santo Fundos de Investimento Mobiliario, S.A.

Espírito Santo Capital - Sociedade de Capital De Risco, SA

ESAF- Espírito Santo Fundos de Pensões, SA

Locarent

Esaf - Espírito Santo Fundos de Investimento Imobiliário S.A.

ESAF - Espírito Santo Activos Financeiros, SGPS, SA

BES-Vida - Ccompanhia de Seguros, S.A.

ES Recuperação de Crédito, ACE

BEST - Banco Electrónico de Serviço Total, SA

Espirito Santo Informática

Banco Espírito Santo dos Açores, SA

Esconcessões, SGPS

Espirito Santo Gestão de Património, SA

Fundo Gestão Património Imobiliário

Fungere - Fundo de Gestão De Património Imobiliário

Oblog - Consulting, SA

Orey Reabilitação Urbana - FEIIF

Praça do Marquês - Serviços Auxiliares, SA

Quinta dos Cónegos - Sociedade Imobiliária, SA

Espírito Santo International, SA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.